December 22, 2011

EDGAR CORRESPONDENCE
Securities & Exchange Commission
Division of Investment Management
450 5 th Street, NW
Washington, DC 20549-3628

Re: Zazove Associates, LLC ("Zazove"), CIK 0001009012


Ladies and Gentlemen:

This letter is being written in response to comments received from the Securities and Exchange Commission
(the "Commission") in a letter Dated December 20, 2011 and follow-up discussions with the Commission regarding
Zazove's December 16, 2011 filing of Schedule 13D in connection with its beneficial ownership of equity securities issed by Emmis Communications Corporation.

In response to the Commission's comments and our discussions, Zazove filed an amendment to Schedule 13D on December 21, 2011.
Zazove is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and Zazove may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions at (847)239-7100.

Sincerely,

Steven M. Kleiman
Chief Operating Officer
General Counsel